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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2004

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

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Contact:

Gil Trotino

Vice President, Worldwide Marketing

Magic Software Enterprises Ltd.

(949) 250-1718 ext. 299

gtrotino@magicsoftware.com

India’s Largest Media Group, The Times of India, To Use Magic’s eDeveloper For New Application Development And To Enhance Existing Systems

Company Also Signs Two New Major iBOLT Partners In India

Or Yehuda, Israel  (July 21, 2004) Magic Software Enterprises (Nasdaq: MGIC), a leading provider of state-of-the-art business integration and development technology announced today that The Times of India, the largest media group in India, will use eDeveloper, Magic’s Application Development platform, for the development of new business-critical applications and to enhance existing systems. In addition to this deal, two new major iBOLT partners have been signed.

The Times of India Group will use eDeveloper to enhance and upgrade their suite of business applications including finance, fixed assets, HRM, purchasing, inventory, sales and distribution, and payroll. eDeveloper provides the Times of India with the ability to modernize applications and integrate into new technologies and systems, such as Web services and XML, and to rapidly develop new applications that meet its evolving needs.

In addition to the deal with the Times of India, Magic has signed iBOLT Partnership Agreements with two of the leading system integrators in India that plan to commence integration projects incorporating iBOLT, both in India and abroad over the coming months.

The first, Wipro (www.wipro.com), is a large billion-dollar consulting and service provider with 27,000 employees worldwide, over 500 of them dedicated to the area of integration. Wipro’s current integration projects range in average from $250K to several million dollars.

In addition, Magic also signed an iBOLT Partnership Agreement with MindTree Consulting (www.mindtree.com), which provides consulting and customized solutions to a global customer base. The company employs 700 employees in India.

For system integrators and solution providers, iBOLT's open, standards-based architecture provides the means to ease integration project pains while growing their businesses. iBOLT's unified, comprehensive integration framework offers advanced business integration and process management capabilities that benefit both integrators and customers with rapid project development and deployment, lower implementation and maintenance costs, and increased customer satisfaction.

“After more than six years of experience developing applications with eDeveloper, we felt this was the optimal solution for all of our future development needs and that it was time to move to the most advanced version of eDeveloper, 9.4” said Abhijit Dasgupta – V.P. IT and Special Projects at The Times of India Group. “We felt that eDeveloper 9.4 was best able to provide enhanced features and services to our existing and upcoming needs, including mission-critical Web Services abilities.”

"We are pleased with this new deal at The Times of India and the signing of our new iBOLT partners,” said Menachem Hasfari, CEO of Magic Software. “We are pleased to bring the full range of our development and integration products and service portfolio to India's rapidly expanding business community, which we see as one of our key growth markets.”

About Magic Software Enterprises

Magic Software Enterprises, a subsidiary of Formula Systems (Nasdaq: FORTY), develops, markets and supports software development, deployment and integration technology that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems.  Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries.  Magic’s EMEA headquarters is located at Pelmolen 17 3994 XX Houten in the Netherlands, telephone: +31-30-656 6266, fax: +31-30-656 6277. Magic’s North American subsidiary is located at 17310 Redhill Avenue #270, Irvine, CA 92614-5637, telephone: (949) 250-1718, fax: (949) 250-7404, http://www.magicsoftware.com/.

Formula Systems is an international information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and producing computer-based solutions.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties.  Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company’s most recent annual report and other filings with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ Menachem Hasfari

Menachem Hasfari

Chief Executive Officer

Date: July 21, 2004